Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-255439) on Form S-8 of Latham Group, Inc. (f/k/a Latham Topco, Inc.) of our report dated December 15, 2020, except for the segment information described in Note 21, as to which the date is March 10, 2021 and except for the effects of the stock split described in Note 1, as to which the date is April 14, 2021, relating to the consolidated financial statements of Latham Group, Inc. (f/ka Latham Topco, Inc.), appearing in the Annual Report on Form 10-K of Latham Group, Inc. (f/k/a Latham Topco, Inc.) for the year ended December 31, 2021. Changes within the consolidated financial statements of Latham Group, Inc. as of and for the year ended December 31, 2019 occurring after April 14, 2021 have been audited by other auditors.

/s/ RSM US LLP

Blue Bell, Pennsylvania

March 10, 2022